KludeIn I Acquisition Corp.

1096 Keeler Avenue

Berkeley, CA 94708

VIA EDGAR

September 9, 2022

U.S. Securities & Exchange Commission

Division of Corporation Finance

Office of Technology

Washington, D.C. 20549

Attn: Mr. Matthew Crispino

Re:	KludeIn I Acquisition Corp.
Registration Statement on Form S-4
Filed July 1, 2022
File No. 333-265952

Dear Mr. Crispino

KludeIn I Acquisition Corp. (the “Company,” “we,” “our” or “us”) hereby transmits the Company’s response to the comment letter received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”), on August 3, 2022, regarding the Registration Statement on Form S-4 (the “Registration Statement”) submitted to the Commission on July 1, 2022. For the Staff’s convenience, we have repeated below the Staff’s comments in bold, and have followed each comment with the Company’s response.

Registration Statement on Form S-4

Cover Page

1. We note the disclosure that the Sponsor and KludeIn’s officers and directors have agreed to waive their redemption rights in connection with the consummation of the Business Combination with respect to any shares of KludeIn Common Stock they may hold. Please describe any consideration provided in exchange for this agreement.

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on the cover page, as well as on pages 95, 121, 177, and 225 of the Registration Statement accordingly.

Summary of the Proxy Statement/Prospectus

Near, page 9

2. We note your assertion that Near’s customers include more than 30 companies on the Fortune and Global 500 lists. To provide context for this assertion, please disclose the percentage of revenue that Near has generated from this customer base. Also, provide appropriate context regarding Near’s revenue growth by disclosing Near’s net loss for each period.

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 9, 193, 200 and 208 of the Registration Statement accordingly.

Summary of the Proxy Statement Prospectus

Organizational Structure, page 11

3. Please revise the current organizational chart of Near to clarify, if true, that such chart reflects the organizational structure following the Reorganization, and state whether the Reorganization has yet to be finalized.

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 10, 11 and 239 of the Registration Statement to reflect that the Reorganization was finalized on June 13, 2022.

Lock-Up Agreements, page 16

4. Revise to specify the number and percentage of shares subject to the lock-up agreements and break out this disclosure by the varying durations of the respective agreements.

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 16 and 110 of the Registration Statement accordingly.

Common Stock Purchase Agreement, page 17

5. Prominently disclose that the price CF Principal Investments LLC will pay for the committed shares will be at a discount to the trading price of the combined company’s shares. Highlight that CF Principal Investments will therefore have an incentive to sell those shares, and will not be subject to the same level of market risk as other investors. Address the related material risks associated with the Common Stock Purchase Agreement and the CF Registration Rights Agreement to the public stockholders who do not redeem their shares in connection with the business combination. For example, explain the significant negative impact sales of shares pursuant to the registration statement that will be filed in connection with the CF Registration Rights Agreement could have on the trading price.

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 17, 87-88 and 120-121 of the Registration Statement accordingly.

Question and Answers

Did the KludeIn Board Obtain a Third-Party Valuation or Fairness Opinion..., page 27

6. Please revise to provide a clear explanation as to the reason why the fairness opinion was obtained. Also, caution shareholders that the fairness opinion opines on the fairness of the transaction to KludeIn, as opposed to only those shareholders unaffiliated with the sponsor or its affiliates.

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 19, 27, 119, 123 and 130 of the Registration Statement accordingly.

Selected Historical Financial Information of Near, page 44

7. Please revise to include this information for the three-month periods ended March 31, 2022 and 2021 as referred to in the introductory language.

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 44 of the Registration Statement accordingly.

Risk Factors

Risks Related to Near’s Business and Industry and New Near Following the Business

Combination, page 49

8. You disclose elsewhere in the registration statement that Near’s top 10 customers represented 67% of the company’s revenue for the year ended December 31, 2021, with two customers individually accounting for 29.5% and 16.7% of revenue. Please add a risk factor addressing Near’s dependence on a limited number of customers. Also, for the two customers that accounted for 29.5% and 16.7% of Near’s revenue, disclose the material terms of Near’s agreements with them, including but not limited to, the term and any termination provisions and the identity of the customers, and file the agreements as exhibits to the registration statement.

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 66 and 200 accordingly. The Company respectfully advises the Staff that Near believes disclosure of the identity of the largest customer would cause irreparable harm to Near and this information is not material to investors’ understanding of Near’s relationships with its customers.  Accordingly, we respectfully request that the name of such customer that constitutes a large customer remain confidential.  Near believes that identifying the large customer would permit Near’s competitors to jeopardize Near’s ongoing relationship and its prospects by offering this channel partner commercially advantageous terms, which would harm investors.  The customer, which is a U.S. in-app advertising and DOOH platform, is not well known to the investing public and disclosure of the name will not provide sufficient information for investors to make further assessments relating to Near’s relationship with this customer.  Accordingly, the Company respectfully requests that the identity of such large customer be held confidential.

We may be unable to build and maintain successful relationships with our channel partners...,

9. Please disclose the percentage of your revenue generated by sales through your channel partners for each of the periods covered by your financial statements. Tell us if any channel partner accounted for more than 10% of your revenue in any period.

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 67 and 200 accordingly.

Risks Related to KludeIn and the Business Combination, page 69

10. Disclose the material risks to unaffiliated investors presented by taking the company public through a merger rather than an underwritten offering. These risks could include the absence of due diligence conducted by an underwriter that would be subject to liability for any material misstatements or omissions in a registration statement.

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 71-72 of the Registration Statement accordingly.

KludeIn identified a material weakness in its internal control over financial reporting as of

December 31, 2021..., page 81

11. Please revise to address the specific remediation measures you have taken, to date, and those you still plan to take to address the material weakness your internal control over financial reporting. Also, disclose when you expect to fully remediate these weaknesses and any material costs incurred as part of your remediation plan, to date.

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 84-85 of the Registration Statement accordingly.

Background of the Business Combination, page 112

12. Please revise your discussion to explain the reasons why KludeIn did not pursue the PIPE financing, as well as the rationale for entering into the common stock purchase agreement with CF Principal Investments LLC.

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 119 and 121 of the Registration Statement accordingly.

13. We note that KludeIn’s charter included a waiver of the corporate opportunities doctrine. Please address this potential conflict of interest and whether it impacted your search for an acquisition target.

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 113 and 125 of the Registration Statement accordingly.

Certain Projected Financial Information, page 123

14. We note your reference to the financial projections reflecting numerous estimates and assumptions with respect to general business, economic, regulatory, market and financial conditions and other future events, as well as matters specific to Near’s business. Please supplement your disclosure here by disclosing all material assumptions used as a basis for the financial projections, including quantified disclosure of any macroeconomic assumptions and estimates related to the four revenue streams anticipated by Near.

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 127 of the Registration Statement accordingly.

Unaudited Pro Forma Condensed Combined Financial Information

Anticipated Accounting Treatment, page 163

15. You state here that board of directors of the post-combination company will consist of five members; however, elsewhere throughout the filing you refer to a seven member board. Please advise or revise.

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 40, 107, 157 and 248 of the Registration Statement to reflect that the board of directors of the post-combination company will consist of five directors.

Basis of Pro Forma Presentation, page 164

16. You state that assuming 7,760,959 shares are redeemed, KludeIn stockholders will own approximately 19.3% of the outstanding combined company shares. However, based on the chart shown here it appears that they will own 17.3%. Please revise or advise.

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 70 and 168 of the Registration Statement accordingly.

Unaudited Pro Forma Condensed Combined Statement of Operations for the Year Ended

17. The Near pro forma net loss shown here does not agree with the pro forma net loss disclosed on page F-63. Please revise or advise.

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 171 of the Registration Statement accordingly.

Notes to Unaudited Pro Forma Condensed Combined Financial Statements

Note 4. Net Income (Loss) per Share, page 170

18. Please revise here to include a discussion of the potential impact on net income (loss) per share should New Near exercise their rights under the Common Stock Purchase Agreement. Refer to Article 11-01(a)(8) of Regulation S-X.

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 168 of the Registration Statement accordingly.

Information About Near, page 189

19. We note your reference to net revenue retention rate (NRR), which you disclose as being both 133% and 120% as of December 31, 2021. Please revise to clarify NRR as of December 31, 2021 and disclose this rate for each period presented. Also, tell us whether you consider NNR to be a key performance measure used by management. In this regard, you state that your business depends on your current customers renewing their licenses and purchasing additional licenses from you. Alternatively, tell us what measure(s) management uses to monitor your ability to retain and grow existing customers and include a quantified discussion of such measure(s) in your MD&A disclosures. Refer to SEC Release No. 33-10751.

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 19, 122, 128, 200-201 and 208-209 of the Registration Statement accordingly.

20. We also note your reference to average annual recurring revenue generated by your enterprise customers. Please tell us whether you consider average annual recurring revenue per customer or revenue per customer to be a key performance measure used by management. If so, please revise to disclose this measure for each period presented and provide a discussion of any significant fluctuations from period to period.

The Company respectfully acknowledges the Staff’s comment. The Company advises the Staff that it has deleted the references to average annual recurring revenue on pages 19 and 122 as this is not a key performance measure that Near’s management expects to use in the future.

21. You refer to both 1.6 billion “unique user IDs” and 1.6 billion “data points” across 70 million places in 44 countries. To the extent these disclosures are referring to the same population, please revise to use consistent references throughout the filing and define the appropriate term.

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 9, 193, 194, 196, 197, 203 and 207 of the Registration Statement accordingly.

22. We note your disclosure that you believe the market opportunity for the Near Platform was approximately $23 billion in 2021. Please disclose the method by which you calculated Near’s market opportunity, including any underlying assumptions and limitations.

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 9, 129, 194 and 208 of the Registration Statement accordingly.

Our Growth Strategies, page 193

23. Revise to provide more information about your plan to execute on an organized strategy for cross-selling within Near accounts, including the time frame and anticipated costs. Additionally, with a view toward additional disclosure, please tell us whether management uses any metrics for tracking this “land-and-expand” model.

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 127, 198, 201 and 208 of the Registration Statement accordingly.

Customers, page 195

24. Please disclose the number of your customers for each period included in the financial statements, breaking out the number of revenue-generating customers from non-revenue generating customers. Also, define “enterprise clients” and disclose how many customers fall into this category in each financial period. Also, tell us whether you consider number of customers to be a key performance measure used by management. If so, please revise to provide a quantified discussion of any significant fluctuations from period to period in your MD&A disclosures.

The Company respectfully acknowledges the Staff’s comment and advises that Near does not consider the number of customers to be a key performance measure. Accordingly, we have revised the disclosure on page 201 of the Registration Statement. In addition, we have revised the disclosure on page 201 to define enterprise customer.

Revenue Model, page 195

25. Please disclose if Near’s products are free to customers during the trial period. If so, disclose the number of trial customers that become paying customers for each period. Disclose the average length of the trial period. To the extent you charge a fee during the trial period, tell us the amount of revenue recognized from such arrangements for each period presented.

The Company respectfully acknowledges the Staff’s comment and advises that we have revised the disclosure on pages 200, 201 and 208 of the Registration Statement accordingly.

Facilities, page 200

26. Please file your material lease agreements as exhibits to your registration statement. Refer to Item 601(b)(10)(ii)(D) of Regulation S-K.

The Company respectfully acknowledges the Staff’s comment and has filed the material lease agreements as exhibits to the Registration Statement.

Management’s Discussion and Analysis and Results of Operations of Near

Results of Operations

Revenue, page 206

27. Please revise to quantify the increase in revenue growth attributable to new versus existing customers. Refer to Section III.D of SEC Release No. 33-6835.

The Company respectfully acknowledges the Staff’s comment and advises that we have revised the disclosure on page 212 of the Registration Statement accordingly.

Liquidity and Capital Resources, page 208

28. You state on page 209 that upon consummation of the business combination, Near expects cash resources to be sufficient to fund current operations for at least the next 12-months. Please revise to either state that your current liquidity and capital resources will allow you to operate for the next 12-months or disclose the date through which you estimate your current liquidity and financial resources will allow you to operate. If your current liquidity and capital resources will not cover your operations for the next 12-months, and given their history of net losses and negative operating cash flows, please tell us how management considered the guidance in ASC 205-40-50 regarding evaluating conditions and events that may raise substantial doubt about Near’s ability to continue as a going concern and revise to include applicable disclosure, as appropriate.

The Company has considered the following quantitative and qualitative information as required by ASC 205-40-50-5:

●	Company’s current financial condition, including its liquidity sources,

●	Company’s conditional and unconditional obligations due or anticipated within next one year

●	Funds necessary to maintain the Company’s operations considering its current financial condition, obligations, and other expected cash flows within one year

As disclosed in Note 28 to Near’s financial statements at Page F-92-93, in April 2022, Near has secured a committed credit facility amounting to $30 million. Further, in April 2022, Near re-negotiated terms with one of its existing financial creditors to defer certain cash outflows under the concerned loan facility. These sources of financing will be sufficient to fund Near’s operations for at least the next year. Accordingly, Near has concluded that there are no conditions and events, considered in the aggregate, that raise substantial doubt about its ability to continue as a going concern and hence, no disclosures are required to be made as per ASC 205-40.

The Company would like to clarify that the phrase “Upon consummation of the Business Combination” was not intended to mean that the sufficiency of Near’s cash resources depends on the consummation of the Business Combination. In order to eliminate ambiguity in its statement, Near has removed the aforementioned phrase on page 208 of the Registration Statement.

Executive and Director Compensation

Near, page 234

29. For each of Near’s directors and executive officers who will serve as a director or an executive officer of the surviving company, please disclose the compensation paid to them in Near’s last completed fiscal year. Refer to Item 18(a)(7) of Form S-4.

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 242 - 245 of the Registration Statement accordingly.

Near Pte. Ltd. and Subsidiaries Notes to Consolidated Financial Statements

Note 2 - Summary of Significant Accounting Policies

q) Revenue Recognition, page F-58

30. You state on page 203 that you bill customers upfront for the license fee. Please explain what you mean by a “license” to the platform. In addition, explain further your statement that “if a customer buys a license with a firm number of deliverables, once the deliverables have been used they can no longer run reports on the system.” Clarify whether your arrangements contain a license to intellectual property or access to your platform and services, and revise your disclosures as necessary. Refer to ASC 606-10-55-54(a).

The Company acknowledges the Staff’s comment, and it has revised its disclosure in the Note 2 (q) - Revenue Recognition in the Amendment on page F-63-64 and in the Management’s Discussion and Analysis section on page 208 to clarify that Near bills its customers for the license fee for providing access to its cloud-based Near platform throughout the license period and customers have no right to take possession of the Company’s software at any time. The Company has further clarified that the database of Near platform is continuously updated based on ongoing intelligence gathering performed by Near and therefore, its customers benefit from an up-to-date consumer database relevant for the promotion of their business interests. Near’s customers access the products offered by Near directly through these licensing arrangements or access the outputs available from the products with the help of the customer success team.

Accordingly, the Company has replaced the reference to “firm number of deliverables” with an explanation that in certain cases, the license provides the customers with access to specified modules of or outputs from the Near platform and in those cases, the customers can only benefit from the data intelligence residing in those specific modules or outputs, with no access to other modules or outputs. For example, instead of accessing the entire platform, one of its customers requested an encrypted output file with the intelligence on human mobility and traffic movement around various shopping malls in the state of California. The Company has also clarified that access to such specific modules or outputs is available to the customers throughout the license period.

31. We note that most of your contracts are cancellable over the contractual term. Please revise to clarify whether you charge any penalties for early termination or whether the customer is entitled to any refund or partial refund upon cancellation.

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 200 and in note Note 2 (q) - Revenue Recognition in the Amendment on page F-65 accordingly.

32. We note that your pricing model includes a license fee for use of the platform as well as fees for committed spends of a certain dollar value on advertising, which are offered on a tiered pricing model. Please revise here to address how revenue is recognized for each product and service, including the Allspark advertising services discussed on page 203. If you offer contracts that contain multiple performance obligations, such as access to the Near Platform as well as advertising spend, disclose the information required by ASC 606-10-50-20.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that Near provides its customers with an access to its fully integrated and comprehensive data intelligence platform that stitches and enriches data about people and places from which its customers can access actionable intelligence on consumer behavior in order to analyze, engage or activate and reach their target consumer base including but not limited to advertising directly to them through data driven marketing campaigns.

These integrated data intelligence solutions principally include the provision of access to the data intelligence platform, including access to the outputs from such platform and use of that platform to direct customers’ analytical, engagement, marketing and advertisement requirements. Near charges a singular fee for this end-to-end service.

Near has considered the nature of its promises to its customers and applied the guidance within ASC 606-10-25-19 and 25-21 to determine whether any of these individual promised goods and services are distinct within the context of the contract, as further discussed below.

Near’s platform is designed to provide accurate and comprehensive information on people, places, and products, generating marketing and operational intelligence on consumer behavior and human movement to enable enterprises to make informed and rapid strategic decisions by creating target audience for enterprises products and services.

In case of the marketing intelligence use case, for certain clients and partners, the use of Near’s platform to direct its customers’ advertisement expenditure to target consumer base is an integrated objective for which the access to Near’s platform and its modules and outputs are provided to the customers. Near also tracks the performance of the customer’s advertising campaigns for the identified target audience delivered through its integrated platform.

In evaluating the two criteria given in ASC 606-10-25-19 for a promised good or service to be considered a distinct performance obligation, Near believes that each of the two components of the integrated data intelligence solution that Near provides to its customers (i.e., the access to the platform and the use of that platform to reach target consumer base) meet the criterion in ASC 606-10-25-19(a) as being capable of being distinct because Near’s customers can benefit from each of them with resources that are readily available to them.

However, Near does not believe that any of the two components of Near’s integrated data intelligence solution meet the criterion in ASC 606-10-25-19(b) as being distinct within the context of the contract because the nature of Near’s promise to its customers is to transfer a combined output i.e., an integrated data intelligence solution to cater all the needs of its customers in relation to their present and proposed advertising campaigns to which each of these two individual components is an input. Further, Near markets, sells, and monitors its service offering as a single integrated data intelligence solution as its sales and marketing strategies are designed to highlight and sell the interrelation and interdependency of the two components as a single combined solution. The ability and access to reach and advertise through Allspark is an integrated solution for Near’s clients available for all customers who have subscribed to Near’s platform. This can be evidenced by the fact that Near does not offer the use of its platform for executing a customer’s advertisement campaigns on a standalone basis i.e., without the access to its platform to generate data intelligence around target consumer base of its customers which is Near’s unique selling point and core to its service offering. This is also consistent with Near’s pricing strategy that it would be entitled to the full platform subscription fee even if the customer does not opt for contracted media execution services offered by Near under the contract.

Therefore, the nature of Near’s promise to its customers, viewed from its perspective as well as its customers’, is that of a single integrated solution. In reaching this conclusion, Near has considered paragraph 606-10-25-21(a). Therefore, Near believes that the comprehensive data intelligence solution which Near provides to its customers (inclusive of each of the two previously referenced individual components) represents a single distinct bundle of goods and services.

Near has also revised the revenue recognition disclosure in Note 2 (q) - Revenue Recognition in the Amendment on page F-63-65 to bring more clarity in the disclosure and specifically address and all components of ASC 606-10-50-20.

Note 20 - Revenue, page F-78

33. We note subscription-based revenue represents approximately 83% of total revenue in 2021 and the remainder appears to be generated from the sale of operational products on a on a fixed-fee basis. Please revise Note 2 to include a discussion of your revenue policy for such fixed-fee arrangements. Also, revise here to separately disclose the amount of revenue generated from your over-time subscription-based contracts and your point-intime fixed-fee arrangements. Refer to ASC 606-10-505.

The Company acknowledges the Staff’s comment, and it has revised its disclosure in the Note 2 (q) - Revenue Recognition for the revenue policy for fixed-fee arrangements and Note 20 - Revenue for the amount of revenue generated from over-time subscription-based contracts and point-in time fixed-fee arrangements related to sale of operational products as per ASC 606-10-50-5 in the Amendment on page F-64 and F-86, respectively to bring more clarity in the disclosure.

General

34. With a view toward disclosure, please tell us whether your sponsor is, is controlled by, or has substantial ties with a non-U.S. person. Please also tell us whether anyone or any entity associated with or otherwise involved in the transaction, is, is controlled by, or has substantial ties with a non-U.S. person. If so, revise your risk factor on page 70 to address how these circumstances could impact your ability to complete your initial business combination. Further, disclose that the time necessary for government review of the transaction or a decision to prohibit the transaction could prevent you from completing an initial business combination and require you to liquidate. Disclose the consequences of liquidation to investors, such as the losses of the investment opportunity in a target company, any price appreciation in the combined company, and the warrants, which would expire worthless.

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 72-73 of the Registration Statement accordingly.

****

We thank the Staff for its review of the foregoing and the Registration Statement. If you have further comments, please feel free to contact to our counsel, Benjamin Reichel at breichel@egsllp.com or by telephone at (212) 370-1300.

Sincerely,

/s/ Mini Krishnamoorthy
Mini Krishnamoorthy, Chief Financial Officer
KludeIn I Acquisition Corp.

cc: Ellenoff Grossman & Schole LLP